SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2014

PEOPLES FEDERAL BANCSHARES, INC.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-34801	27-2814821
(State or Other Jurisdiction Identification No.)	(Commission File No.)	(I.R.S. Employer of Incorporation)

435 Market Street, Brighton, Massachusetts	02135
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (617) 254-0707

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                           Entry into a Material Definitive Agreement

On August 5, 2014, Independent Bank Corp., a Massachusetts corporation (“Independent”) (NASDAQ: INDB), and Rockland Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of Independent (“Rockland Trust”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Peoples Federal Bancshares, Inc., a Maryland corporation (“Peoples Bancshares”) (NASDAQ: PEOP), and Peoples Federal Savings Bank, a federally chartered stock savings association and a wholly owned subsidiary of Peoples Bancshares (the “Bank”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Peoples Bancshares will merge with and into Independent (the “Merger”), with Independent being the surviving corporation. The Merger also contemplates that the Bank will merge into Rockland Trust, with Rockland Trust being the surviving company.

Under the terms of the Merger Agreement, each share of Peoples Bancshares common stock will convert at the effective time of the Merger into the right to receive either (i) $21.00 in cash or (ii) .5523 shares of Independent common stock. The Merger Agreement provides that 40% of the aggregate merger consideration must consist of cash and 60% of the aggregate merger consideration must consist of shares of Independent common stock. Each holder of a vested or unvested option to purchase Peoples Bancshares common stock will receive, upon consummation of the transaction, a cash payment in settlement of the Peoples Bancshares options.

Consummation of the Merger is subject to customary closing conditions, including, among other things, (i) approval of the transaction by Peoples Bancshares’ stockholders, (ii) the receipt of all required regulatory approvals and consents, (iii) the absence of any governmental restraint, (iv) the effectiveness of a registration statement on Form S-4, (v) subject to certain exceptions, the accuracy of representations and warranties of each party, (vi) the performance in all material respects by each party of its obligations under the Merger Agreement and (vii) the delivery of customary opinions from counsel to Independent and counsel to Peoples Bancshares to the effect that the receipt of stock merger consideration by Peoples Bancshares stockholders will be a tax-free reorganization for federal income tax purposes, subject to the exceptions provided therein.

The Merger Agreement contains certain termination rights for both Independent and Peoples Bancshares, and further provides that, upon termination of the Merger Agreement under certain circumstances, Peoples Bancshares will pay Independent a termination fee of $5.3 million. Currently, the Merger is expected to be completed in the first quarter of 2015.

The Merger Agreement contains usual and customary representations and warranties that the parties to the Merger Agreement made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement between the parties, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Independent and Peoples Bancshares have additionally made customary covenants in the Merger Agreement, including, among others, covenants (a) not to take any action, or fail to take any action, that is reasonably likely to (i) result in any of the conditions to the Merger not being satisfied or (ii) impede each party’s ability to consummate the Merger, and (b) to cause a Peoples Bancshares stockholder meeting to be held to consider approval of the Merger and/or certain transactions contemplated thereby. In addition, Peoples Bancshares made certain covenants to conduct its business in the ordinary course consistent with past practice between the execution of the Merger Agreement and consummation of the Merger and for Peoples Bancshares’ Board of Directors to, subject to certain exceptions, recommend adoption and approval by its stockholders of the Merger Agreement.

The Merger Agreement contemplates that, effective as of and contingent upon the occurrence of the Merger, Independent and Rockland Trust will each increase by one the number of directors on its Board of Directors and that such position will be filled by a current member of the Peoples Bancshares Board of Directors.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of the definitive agreement, which is filed as Exhibit 2.1 to this Form 8-K and which is incorporated herein by reference in its entirety. The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Independent or any of the other parties thereto. Investors should read the Merger Agreement together with the other information concerning Independent and Peoples Bancshares that each company publicly files in reports and statements with the Securities and Exchange Commission (the “SEC”).

Voting Agreement

As a material inducement for Independent to enter into the Merger Agreement, each of the directors and executive officers of Peoples Bancshares, who beneficially own (as determined pursuant to Rule 13d-3 under the Exchange Act of 1934, as amended) or has sole or shared voting power of 626,258 shares of Peoples Bancshares common stock outstanding (including options to purchase shares of Peoples Bancshares common stock) and entitled to vote at the special meeting regarding the approval of the Merger, entered into a voting agreement with Independent dated as of August 5, 2014, pursuant to which each of them agreed to: (a) appear at each such meeting, in person or in proxy, or otherwise cause their vote all of their shares of Peoples Bancshares to be counted as present at such meeting for purposes of calculating a quorum; and (b) vote, or cause to be voted, in person or by proxy, all of their shares (i)  in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would be expected to result in a breach of the terms of the Merger Agreement, (iii) against any proposal or offer for an alternative business combination transaction.   Each of the directors and executive officers of Peoples Bancshares also agree: (x) to grant to Independent a proxy to vote such shares in favor of the proposal if they fail to do so, (y) not to transfer their shares of Peoples Bancshares except as otherwise permitted under the voting agreement and (z) not to solicit or facilitate the solicitation of an alternative business combination transaction, or solicit proxies or become a participate in any discussion or solicitation regarding an alternative business combination transaction.

No separate consideration was paid to any of the executive officers or directors for entering into these voting agreements.

Item 5.02                                           Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Settlement Agreements

In connection with the Merger Agreement, Peoples Bancshares, Bank, Independent and Rockland Trust entered into settlement agreements (including customary release provisions) with (i) Thomas J. Leetch, Jr., President, Chief Operating Officer and director of Peoples Bancshares, (ii) Maurice H. Sullivan, Jr., Chairman of the Board, Chief Executive Officer and director of Peoples Bancshares, (iii) James J. Gavin, Executive Vice President of Peoples Bancshares, and (iv) Christopher Lake, Senior Vice President and Chief Financial Officer of Peoples Bancshares (collectively, the “executives”) for the purpose of setting forth, and avoiding any future disagreement with respect to, certain compensation and benefits that such officers and directors are entitled to receive under their agreements with Peoples Bancshares and Bank, as applicable.

Messrs. Leetch, Jr. and Sullivan, Jr.

Pursuant to the settlement agreements of Messrs. Leetch, Jr. and Sullivan, Jr., their employment agreements with Peoples Bancshares and Bank, as applicable, and their respective services to each, will terminate immediately prior to the effective time of the Merger (other than the survival of certain specified provisions) and they will look solely to the terms of the settlement agreements to determine their rights to receive severance and other payments and benefits in connection with the termination of their employment.

Under these settlement agreements, lump sum cash payments will be made following the effective time of the Merger, in the amount of $2,526,467 for Mr. Leetch, Jr., and $2,091,467 for Mr. Sullivan, Jr., (i) in consideration for Messrs. Leetch, Jr.’s and Sullivan, Jr.’s execution of their respective consulting and non-competition agreements (described below) and (ii) in full satisfaction of the obligations of Peoples Bancshares and Bank under the employment agreements in connection with the Merger and the termination of their services.

Mr. Leetch, Jr. and Mr. Sullivan, Jr. will retain their respective rights to the following benefits:  (i) payment of the change in control benefit of their respective salary continuation agreements with Peoples Bancshares, which benefit is the payment of, $175,000 for Mr. Leetch, Jr. and $84,555 for Mr. Sullivan, Jr., per year for twenty years, payable in equal monthly installments; (ii) coverage for each executive and their respective spouses for each of their lifetimes under a supplemental retiree health insurance plan; (iii) payment of the Merger consideration pursuant to the Merger Agreement with respect to their Peoples Bancshares common stock and options to purchase common stock; (iv) payment of any vested benefits they may have accrued under (a) any tax-qualified retirement plans maintained or contributed to by Peoples Bancshares and Bank in which they are participants, and (b) the voluntary deferred compensation and supplemental employee stock ownership plan for executives maintained by Peoples Bancshares and Bank; (v) the use of the leased automobile that they are presently using through the end of the current lease and a lump sum payment equal to $729.17 multiplied by the different between 36 months and the number of months remaining on the lease after the effective time of the Agreement; (vi) the right to elect to purchase, in each case, at their sole expense, continuation coverage under any group health plan maintained by Bank that is subject to COBRA in which they participate immediately prior to the effective time of the Merger; (vii) the right to convert, in each case, at their own cost, any group insurance coverages (other than health benefits) maintained by Rockland Trust in which they are participants to an individual policy in accordance with the conversion provisions of such group insurance policy; and (viii) the right of their respective beneficiaries (as designated by each of them) to a $450,000 death benefit upon their death under Bank’s split dollar plan as in effect as of the effective time of the Merger. Mr. Sullivan, Jr.’s settlement agreement also provides for payment of the change in control benefit of his director retirement agreement with Bank, which benefit is $80,455 per year for twenty years, payable in equal monthly installments.

Messrs. Gavin and Lake

Pursuant to the settlement agreements of Messrs. Gavin and Lake, effective as of the effective time of the Merger, (i) their employment agreements with Peoples Bancshares will be terminated and (ii) Rockland Trust will assume their employment agreements and salary continuation agreements with Bank with certain modification.

Mr. Gavin will be paid a lump sum of $850,000 on the business day following the effective time of the Merger.  Mr. Gavin will serve as Senior Vice President of Rockland Trust, and his responsibilities will include oversight and maintenance of Bank’s commercial loan portfolio, origination of new loans and such other duties as Rockland Trust may reasonably assign to him.  Mr. Gavin’s annual base salary will be $235,000.   He will be eligible for annual merit-based increases and for participation in Rockland Trust’s performance-based cash incentive plan with a target payout of 20% of his base salary. In addition, Mr. Mr. Gavin shall also be eligible for certain cash incentive payments up to $100,000 per year for achieving certain customer retention goals within thirty days after each of the first five anniversaries from the effective time of the Merger (for a potential aggregate amount of $500,000).

Mr. Lake will be paid a lump sum of $680,000 on the business day following the effective time of the Merger.  Mr. Lake will serve as Senior Vice President and Director of Risk Management for Rockland Trust and such other duties as Rockland Trust may reasonably assign to him.  Mr. Lake’s annual base salary will be $240,000.   He will be eligible for annual merit-based increases and for participation in Rockland Trust’s performance-based cash incentive plan with a target payout of 15% of his base salary.

Messrs. Gavin and Lake will be eligible to participate in Rockland Trust’s equity incentive program, tax qualified defined contribution plan and other employee benefit programs, in each case, at the same level as similarly situated executives, with credit given for their respective years of service as provided in the Merger Agreement.  They will also retain their rights: (i) to payment of the Merger consideration with respect to their Peoples Bancshares common stock and options to purchase common stock; and (ii) to payment of any vested benefits they may have accrued under (a) any tax-qualified retirement plans maintained or contributed to by Peoples Bancshares and Bank in which they are participants, and (b) the voluntary deferred compensation and supplemental employee stock ownership plan for executives maintained by Peoples Bancshares and Bank.  They will retain the rights of their respective beneficiaries to a $175,000 death benefit each under the Bank’s split dollar plan in effect as of the Merger.

Each agreement has a three year term. Upon the expiration of the agreements, Independent will offer Messrs. Gavin and Lake the opportunity to enter into the form of change of control agreements then offered to similarly-situated executives of Independent.

Consulting and Non-Competition Agreements

As a requirement of the Merger Agreement and in consideration of the lump-sum payment described in the discussion of the Settlement Agreements above, Messrs. Leetch, Jr. and Sullivan, Jr. must enter into consulting and non-competition agreements under which they will provide Independent with certain consulting services for a term of three years following the effective date of the Merger and be bound by confidentiality, non-competition and non-solicitation covenants, with the non-competition and non-solicitation restrictions surviving for three years following the effective date of the Merger.

Forward Looking Statements:

Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified.  In addition, certain statements may be contained in the future filings of Independent and Peoples Bancshares with the SEC, in press releases and in oral and written statements made by or with the approval of Independent and Peoples Bancshares that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger; (ii) statements of plans, objectives and management expectations; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to: (i) the risk that the businesses involved in the Merger will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; (ii) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (iii) revenues following the Merger may be lower than expected; (iv) deposit attrition, operating costs, customer loss, and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on the parties to the Merger and their customers; (vii) changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; (viii) prepayment speeds, loan originations and credit losses; (ix) sources of liquidity; (x) shares of common stock outstanding and common stock price volatility; (xi) fair value of and number of stock-based compensation awards to be issued in future periods; (xii) legislation affecting the financial services industry as a whole, and/or the parties and their subsidiaries individually or collectively; (xiii) regulatory supervision and oversight, including required capital levels; (xiv) increasing price and product/service competition by competitors, including new entrants; (xv) rapid technological developments and changes; (xvi) the parties’ ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xvii) the mix of products/services; (xviii) containing costs and expenses; (xix) governmental and public policy changes; (xx) protection and validity of intellectual property rights; (xxi) reliance on large customers; (xxii) technological, implementation and cost/financial risks in large, multi-year contracts; (xxiii) the outcome of pending and future litigation and governmental proceedings; (xxiv) continued availability of financing; (xxv) financial resources in the amounts, at the times and on the terms required to support the parties’ future businesses; and (xxvi) material differences in the actual financial results of Merger and acquisition activities compared with expectations, including the full realization of anticipated cost savings and revenue enhancements.

Additional factors that could cause the results of Independent and Peoples Bancshares to differ materially from those described in the forward-looking statements can be found in Independent’s and Peoples Bancshares’ most recent Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which you are encouraged to read. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to the parties or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  Forward-looking statements speak only as of the date on which such statements are made. The parties undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

In connection with the Merger, Independent will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Peoples Bancshares and a Prospectus of Independent, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed Merger. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Independent and Peoples Bancshares at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, for Independent, at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” and for Peoples Bancshares, at http://investors.pfsb.com under the tab “Financial Information.” Copies of the Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, Independent Bank Corp., 288 Union Street, Rockland, Massachusetts 02370, (781) 982-6737, or to Investor Relations, Peoples Federal Bancshares, Inc., 435 Market Street, Brighton, Massachusetts 02135, (617) 254-0707.

Participants in the Solicitation:

Independent, Peoples Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Peoples Bancshares’ shareholders in connection with the proposed Merger. Information about Independent’s directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on March 25, 2014.  Information about Peoples Bancshares’ directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on January 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proxy solicitation may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits

a.              Not applicable

b.              Not applicable

c.               Not applicable

d.              Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and among Independent Bank Corp., Rockland Trust Company, Peoples Federal Bancshares, Inc. and Peoples Federal Savings Bank, dated as of August 5, 2014

10.1	Voting Agreement, dated as of August 5, 2014, by and among Peoples Federal Bancshares, Inc., Independent Bank Corp. and certain holders of Peoples Federal Bancshares, Inc. Common Stock

10.2

Settlement Agreement, dated as of August 5, 2014, by and among Maurice H. Sullivan, Jr., Independent Bank Corp., Rockland Trust Company, Peoples Federal Bancshares, Inc. and Peoples Federal Savings Bank

10.3	Settlement Agreement, dated as of August 5, 2014, by and among Thomas J. Leetch, Jr., Independent Bank Corp., Rockland Trust Company, Peoples Federal Bancshares, Inc. and Peoples Federal Savings Bank

10.4	Settlement Agreement, dated as of August 5, 2014, by and among Christopher Lake, Independent Bank Corp., Rockland Trust Company, Peoples Federal Bancshares, Inc. and Peoples Federal Savings Bank

10.5	Settlement Agreement, dated as of August 5, 2014, by and among James J. Gavin, Independent Bank Corp., Rockland Trust Company, Peoples Federal Bancshares, Inc. and Peoples Federal Savings Bank

10.6	Consulting and Non-Competition Agreement, dated as of August 5, 2014, by and between Rockland Trust Company and Maurice H. Sullivan, Jr.

10.7	Consulting and Non-Competition Agreement, dated as of August 5, 2014, by and between Rockland Trust Company and Thomas J. Leetch, Jr.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned and hereunto duly authorized.

PEOPLES FEDERAL BANCSHARES, INC.

Date: August 11, 2014	BY:	/s/ Maurice H. Sullivan, Jr.
Maurice H. Sullivan, Jr.
Chairman and Chief Executive Officer